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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                            For the month of May 2001


                       FRESENIUS MEDICAL CARE CORPORATION
                 (Translation of registrant's name into English)



                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    (Address of principal executive offices)



       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.



       Form 20-F    [X]            Form 40-F   [ ]



       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



       Yes          [ ]            No          [X]



       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82



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                                    EXHIBITS





Exhibit 99.1      Press release dated May 29, 2001



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     SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



     DATE: May 30, 2001




                               FRESENIUS MEDICAL CARE
                               AKTIENGESELLSCHAFT



                               By: /s/ DR. BEN LIPPS
                                   --------------------------------------------

                                    Name: Dr. Ben Lipps

                                    Title: Chairman of the Management Board



                               By: /s/ JOSEF DINGER
                                   --------------------------------------------

                                    Name: Josef Dinger

                                    Title: Senior Vice President

                                    Controlling and Corporate Accounting